November 21, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Liz Packebusch

Daniel Morris

Division of Corporation Finance

Office of Energy & Transportation

Re:	Delaying Amendment for flyExclusive, Inc. Registration Statement on Form S-4 (File No. 333-284960)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act is hereby incorporated into the facing page of the Registration Statement on Form S-4 (File No. 333-284960) filed by flyExclusive, Inc. (the “Company”) on February 14, 2025, as subsequently amended:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Donald R. Reynolds of Wyrick Robbins Yates & Ponton, LLP, counsel to the Company, at (919) 865-2805 or at dreynolds@wyrick.com.

Very truly yours,

FLYEXCLUSIVE, INC.

By:	/s/ Thomas James Segrave, Jr.
Name: Thomas James Segrave, Jr.
Title: Chief Executive Officer and Chairman